**Benchmark Securities, LLC**
**Supplementary Information**
**Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934**
**As of December 31, 2015**

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

**Benchmark Securities, LLC**
**Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2015**

| | | | |
|---|---|---:|---:|
| Net capital: | | | |
| Total members' equity | | | $ 6,103,390 |
| Deduct members' equity not allowable for net capital | | | - |
| Total members' equity qualified for net capital | | | 6,103,390 |
| Add: | | | |
| Subordinated borrowings allowable in computation of net capital | | | 300,000 |
| Other deductions or allowable credits | | | - |
| Total capital and allowable subordinated borrowings | | | 6,403,390 |
| Deductions and/or charges: | | | |
| Nonallowable assets: | | | |
| Furniture, equipment, and leasehold improvements, net | $ | 41,843 | |
| Prepaid expenses | | 38,311 | |
| Other assets | | 34,833 | |
| Deductions and/or charges | | | (114,987) |
| Net capital before haircuts on | | | |
| securities positions (tentative net capital) | | | 6,288,403 |
| Haircuts on securities: | | | |
| Debt securities | | | (2,482,927) |
| Undue concentration | | | (62,615) |
| | | | |
| Net capital | | | $ 3,742,861 |

**Benchmark Securities, LLC**
**Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2015**
(continued)

| | | | |
|---|---|---|---|
| Aggregate Indebtedness: | | | |
| Items included in statement of financial condition: | | | |
| Accounts payable, accrued expenses, and other liabilities | | $ | 651,020 |
| Payables to clearing organization | | | 29,923 |
| Total aggregate indebtedness | | $ | 680,943 |
| | | | |
| Computation of basic net capital requirement: | | | |
| Minimum net capital required, greater of: | | | |
| Minimum net capital required as computed | | | |
| at 6.67 percent of aggregate indebtedness | $ 45,396 | | |
| Minimum dollar net capital requirement | 100,000 | | |
| Total net capital requirement | | $ | 100,000 |
| | | | |
| Excess net capital | | $ | 3,642,861 |
| | | | |
| Excess net capital at 120 percent | | $ | 3,622,861 |
| | | | |
| Ratio:  Aggregate indebtedness to net capital | | | 0.182 to 1 |

**The net capital reported, $3,742,861, agrees in all material respects with the Company's computation and amount reported in Part II of Form X-17a-5 (unaudited) FOCUS report as of December 31, 2015.**